

April 20, 2012

Ms. Kandimathie Christine Ramon
Chief Financial Officer
Sasol Limited
1 Sturdee Avenue
Rosebank 2196
South Africa

      Re: Sasol Limited
             Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2011
             Filed October 7, 2011
             File No. 1-31615

Dear Ms. Ramon:

      We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

      Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

      After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Annual Report on Form 20-F for the Fiscal Year Ended June 30, 2011

Risk Factors, page 11

There is a possible risk that sanctions may be imposed on Sasol…, page 25

Legislation by U.S. states that may require U.S. public pension funds to divest…, page 26

1.   We note disclosure here and throughout the Form 20-F regarding contacts with Iran. Please update us on your contacts with Iran since your letters to us of April 13, 2006 and July 21, 2006, and with Syria and Sudan since your letter to us of March 11, 2008, whether through subsidiaries, distributors, resellers, affiliates or other indirect arrangements. In this regard, we note that your Form 20-F does not provide disclosure about contacts with Syria and Sudan. Please tell us about the outcome of the feasibility

studies relating to a gas-to-liquids project in Iran discussed in your 2006 letters and the potential ammonia/urea project at Assaluyeh, Iran discussed in your 2009 Form 20-F, and tell us about the ethane cracker commissioned at your Arya Sasol Polymer Project in November 2007 and the low-density polyethylene plant and high-density polyethylene plant that reached beneficial operation in 2009. Please discuss whether and how these activities affected your disclosure about the risk of violating sanctions based upon the business you do in Iran and the products that you produce there.

2.   As you know, Iran, Syria and Sudan are identified by the U.S. Department of State as state sponsors of terrorism and are subject to U.S. economic sanctions and export controls. Your response should describe any services or products you have provided to Iran, Syria and Sudan and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries, or entities controlled by their governments. We note for instance that your Arya Sasol Polymer joint venture partner is a subsidiary of the National Petrochemical Company of Iran and that Natref obtains crude oil from Naftiran Intertrade Company Limited, which is wholly-owned by National Iranian Oil Co.

3.   Please tell us whether any of the services, products, compounds or by-products you produce in or export to Iran, Syria or Sudan, directly or indirectly, have military or weapons applications. Describe any such applications made of those services, products, compounds or by-products in or by those countries, of which you are aware.

4.   Please discuss the materiality of your contacts with Syria and Sudan described in response to the foregoing comments and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company's reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Syria and Sudan.

5.   We note your disclosure about the potential for reputational harm from your activities in Iran. Please discuss for us, with a view towards disclosure in future filings, the potential for reputational harm from your business relationships with Naftiran Intertrade Company Limited, which was sanctioned by the U.S. government in 2010 for financing energy projects in Iran, and with subsidiaries of the National Petrochemical Company of Iran and National Iranian Oil Co., both of which are on the U.S. Department of Treasury's Specially Designated Nationals List.

6.   In future filings, please make clear that the Iran Sanctions Act has been amended by the
        Comprehensive Iran Sanctions, Accountability and Divestment Act of 2010.

Note C.55 – Acquisitions, page F-162

7.   We note that in March and June 2011 you acquired a 50% stake in Talisman Energy
        Inc.'s Farrell Creek and Cypress A shale gas assets located in Canada for R14.2 billion
        total, for which you paid R3.8 billion in cash, and will settle the remainder of the
        purchase consideration through capital carry obligations. Please expand your disclosure
        to clarify the total amount recorded for the acquisitions and discuss the length and terms
        of your capital carry obligations. If the total value recorded for the acquisitions is not the
        R14.2 billion identified as the total purchase consideration, please explain your basis for
        recording the transactions at a lower amount.

Engineering Comments

Information on the Company, page 28

Summary of natural oil and gas proved reserves at 30 June 2011, page 129

8.   We note the disclosed reserves attributed to Sasol Petroleum International. Please amend
        your document to include your synthetic oil reserves. Refer to Items 1202(a)(1) –
        1202(a)(4) of Regulation S-K.

9.   Please explain to us the source(s) for feed stock coal that is converted to synthetic oil, the
        historical conversion factors for extracted coal reserves to synthetic oil (tonne coal/barrel
        oil) and the conversion factor used to estimate your synthetic oil reserves. Address
        whether you have reduced your disclosed coal reserves to accommodate synthetic oil
        reserves. We may have further comment.

Proved undeveloped reserves converted to proved developed reserves, page 130

10.   We note your statement, "During 2011, the capital expenditures made in Gabon, with the
        drilling of two new wells in the Etame Marin Permit, resulted in the conversion of 1,9
        Mbbl of previously undeveloped oil reserves to proved developed reserves." Please
        amend your document to disclose the figures for these capital expenditures. Refer to
        Item 1203(c) of Regulation S-K.

11.   We note that you have 800 BCF of proved gas reserves that have remained undeveloped
        for five years. Rule 4-10(a)(31)(ii) of Regulation S-X states, "Undrilled locations can be
        classified as having undeveloped reserves only if a development plan has been adopted
        indicating that they are scheduled to be drilled within five years, unless the specific
        circumstances, justify a longer time." Please explain to us why you believe that these
        volumes should be characterized as a development project rather than a drilling program.
        Refer to Regulation S-X, Rules 4-10(a)(8), (a)(26), (a)(31)(ii) and Compliance and

   Disclosure Interpretations, Questions 108.01, 131.03, 131.04 and 131.06 presented at http://www.sec.gov/divisions/corpfin/guidance/oilandgas-interp.htm.

Closing Comments

   We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

   In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

   You may contact Ronald Winfrey, Petroleum Engineer, at (202) 551-3704 with questions about engineering comments. You may contact Lily Dang, Staff Accountant, at (202) 551-3867 or Mark Wojciechowski, Staff Accountant, at (202) 551-3759 if you have questions regarding comments on the financial statements and related matters. Please contact Caroline Kim, Staff Attorney, at (202) 551-3878 or, in her absence, Timothy Levenberg, Special Counsel, at (202) 551- 3707 with any other questions.

            Sincerely,

            /s/H. Roger Schwall

            H. Roger Schwall
            Assistant Director